Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

September 28, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Mr. Tim Buchmiller

Re:                               Aeroflex Holding Corp.
Registration Statement on Form S-1
Filed April 6, 2010
File No. 333-165920 (the “Registration Statement”)

Dear Mr. Buchmiller:

This letter is in response to the comment of the Staff set forth in its letter dated September 21, 2010, concerning the Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated the Staff’s comment in italics immediately above our response to the comment.

Our response to the Staff’s comment set forth in the Comment Letter is as follows:

Executive Compensation, page 101

1.                                       We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Registrant’s senior management conducted a review of the Registrant’s compensation policies and practices to assess whether such policies and practices, as they relate to all of the Registrant’s employees, are reasonably likely to have a material adverse effect on the Registrant. In conducting this review, the Registrant’s senior management considered the risk profile of the Registrant’s business and the design and structure of its compensation policies and practices.  The review included an evaluation of the extent to which each component of the Registrant’s compensation package, including base salary, incentive bonuses, annual bonuses, equity incentives, retirement plans, benefits and perquisites, creates risks for the Registrant.  As a result of this review, the Registrant concluded that:

•                The Registrant’s base salary, retirement plans, benefits and perquisites present minimal, if any, risk to the Registrant.

•                The Registrant’s incentive and annual bonus compensation is not reasonably likely to have a material adverse effect on the Registrant because (i) the Registrant is required to meet company-wide financial performance targets for bonus compensation to be payable, (ii) bonus compensation is generally capped and (iii) such bonuses do not constitute an excessive portion of the overall compensation of the Registrant’s employees.

•                The Registrant’s incentive compensation encourages employees to act in the long-term interests of the Registrant and discourages excessive risk taking.

•                The Registrant’s mix of fixed and “at risk” compensation does not encourage inappropriate risk-taking by employees.

The Registrant also notes that its board of directors exercises oversight of the Registrant’s review of its compensation policies and practices and that the board of directors considers risk management in structuring such policies and practices. Accordingly, the Registrant concluded that the Registrant’s compensation policies and practices for all of its employees do not create risks that are reasonably likely to have a material adverse effect on the Registrant. Because affirmative disclosure of this negative finding is not required, the Registrant did not include any disclosure in response to Item 402(s) of Regulation S-K.

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If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ James Nicoll

James Nicoll

CC:                             John Adamovich, Jr., Aeroflex Holding Corp.

Michael R. Littenberg, Schulte Roth & Zabel LLP